SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Buenos Aires Stock Exchange dated April 28, 2023.

TRANSLATION

Buenos Aires, April 28, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

MAE

BYMA

Re.: General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. held on April 28, 2023 – Summary

Dear Sirs,

The purpose of this letter is to comply with the requirements of Tittle II Chapter II, Article 4 paragraph e) of the Rules of the National Securities Commission (Comisión Nacional de Valores).

Consequently, it is hereby informed that on April 28, 2023, having complied with all the legal requirements, the General and Special Class A and Class D Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. (“YPF” or the “Company”) was held with the attendance of 89,78% of YPF’s capital stock, with the participation of the representatives of the Buenos Aires Stock Exchange and the National Securities Commission.

The following resolutions were adopted upon consideration of each of the items on the Agenda that were discussed:

1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the National State Argentine –Ministry of Economy - Secretariat of Energy for Class A shares, and the representatives for the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad—FGS) of the Public Social Security System – Argentine Social Security Administration (ANSES for its acronym of Spanish) - Law No. 26,425 to sign the minutes of the meeting.

2. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders’ Meeting approved, by a majority of computable votes: (i) the waiver of the preemptive offer of shares as provided by Article 67 of Law No. 26,831 for the authorization to deliver in a timely manner the own shares acquired to the beneficiary employees of each Program in order to comply with the 2022 Program or the New Program, as the case may be; and (ii) to include in the proposal for allocation of results of the fiscal year the creation of a special reserve fund to acquire shares of the Company to be allocated to the New Program, where applicable (in accordance with Articles 64 and 67 of Law No. 26,831).

3. Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 46, which began on January 1, 2022 and ended on December 31, 2022.

The Shareholders’ Meeting approved, by a majority of computable votes, the documents submitted for consideration, without modifications.

4. Consideration of the accumulated results as of December 31, 2022. Constitution of voluntary reserves.

The Shareholders’ Meeting resolved, by a majority of computable votes to: (a) allocate the amount of $6,215 million to establish a reserve for the purchase of the Company’s own shares, in accordance with the section “Bonus and incentive plans” of the Annual Report, in order to enable the Board of Directors to purchase the Company’s own shares at the time it deems appropriate and to comply, during the implementation of the plans, with the commitments undertaken or to be undertaken in the future, delegating to the Board of Directors, the power to determine the time, opportunity and conditions for the use of the Reserve for the purchase of the Company’s own shares for the purpose mentioned above ;(b) allocate the amount of $40,000 million to constitute a voluntary reserve for future dividends, empowering the Board of Directors in a broad manner, based on regulatory, financial conditions and the availability of funds as well as the operating results, investments and other aspects it considers important to the development of the Company’s activities, to dispose the total or partial use, on one or more occasions, of the reserve for future dividend distribution, determining the opportunity, form, conditions and the amount for its distribution; (c) allocate the amount of $942,959 million to constitute an investment reserve in accordance with Article 70, third paragraph of the General Corporations Law No. 19,550.

5. Determination of the fees payable to the Independent Auditor for the fiscal year ended December 31, 2022.

The Shareholders’ Meeting approved by a majority of computable votes to approve for Deloitte & Co. S.A., for audit services as independent auditor for the accounting documentation as of December 31, 2022 and the quarterly information as of 2022, a remuneration of $413,693,286.

6. Appointment of the Independent Auditor who shall render an opinion on the annual financial statements as of December 31, 2023 and determination of its remuneration.

The Shareholders’ Meeting approved by a majority of computable votes: (i) to appoint Deloitte & Co. S.A. as independent auditor of the Company to report on the annual financial statements as of December 31, 2023; and (ii) that its remuneration be fixed by the Shareholders’ Meeting that considers the annual financial statements for the fiscal year 2023, stating for the record that Mr. Guillermo Cohen and Mrs. Vanesa Rial De Sanctis have been appointed as regular certifying accountants and Mr. Diego Octavio De Vivo, as alternate certifying accountant, for Deloitte & Co. S.A.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2022.

The Shareholders’ Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2022.

8. Consideration of the Remuneration of the Board of Directors for the fiscal year ended December 31, 2022.

The Shareholders’ Meeting approved by a majority of computable votes the amount of $701,019,048 as remuneration of the Board of Directors for the fiscal year ended December 31, 2022.

9. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2022.

The Shareholders’ Meeting approved by a majority of computable votes the amount of $27,192,000 as remuneration of the Supervisory Committee for the fiscal year ended December 31, 2022.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares

Class A shareholder appointed at a Special Class A Shareholders’ Meeting, Mr. Horacio Ubaldo Kunstler as regular member of the Supervisory Committee and Mr. Enrique Alfredo Fila as alternate member of the Supervisory Committee, both for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

The Shareholders’ Meeting approved by a majority of computable votes of Class D shares to appoint Mrs. Raquel Inés Orozco and Mrs. Vivian Haydeé Stenghele as regular members of the Supervisory Committee and Mrs. Silvia Alejandra Rodríguez and Mr. Gustavo Alberto Macagno as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

13. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of regular members of the Board of Directors at twelve (12) and the number of alternate members at eleven (11).

14. Appointment of one regular and one alternate Director for Class A shares and determination of their tenure.

Class A shareholder appointed, at a Special Class A Shareholders’ Meeting, Mr. José Ignacio de Mendiguren as regular Director and Mr. Gabriel Martín Vienni as alternate Director, both with a tenure of one fiscal year.

15. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

The Shareholders’ Meeting approved by absolute majority of computable votes to: (i) appoint as Regular Directors for Class D shares Mr. Pablo Gerardo González, Pablo Aníbal Iuliano, Gerardo Damián Canseco, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Emilio Javier Guiñazú Fader, Pablo Francisco Juan Kosiner, María del Carmen Alarcon, and Celso Alejandro Jaque, all of them with a tenure of one fiscal year; and to (ii) appoint as Alternate Directors for Class D shares, Julio Alejandro Schiantarelli, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, María de los Angeles Roveda, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez, all of them with a tenure of one fiscal year.

16. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2023.

The Shareholders’ Meeting approved by a majority of computable to authorize the Board of Directors to make payments on account of fees of directors and members of the Supervisory Committee for the 2023 fiscal year for up to the amount of $1,624,540,676.

17. Ratification of the powers delegated to the Board of Directors to (i) determine the terms and conditions of the notes issued under the Frequent Issuer Regime and (ii) to create Global Programs for the issuance of negotiable obligations.

The Shareholders’ Meeting approved by majority of computable votes to ratify for five years the delegation of powers to the Board of Directors and the possibility for the Board to subdelegate such powers to one or more of its members and/or to one or more first line managers of the Company to determine the terms and conditions of the notes to be issued under the Frequent Issuer Regime pursuant to the provisions of Section 10 of the Company’s By-laws and for the Board of Directors to be empowered to create a Global Program for the issuance of notes pursuant to the provisions of Section 10 of the Company’s By-laws, if necessary.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 28, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer